As filed with Securities and Exchange Commission on October 30, 1996

                                                        Registration No. 2-66073

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM N-1A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      X

                         POST-EFFECTIVE AMENDMENT NO. 21                  X

                                       and

        REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  X

                                 AMENDMENT NO. 21                         X

                             NRM INVESTMENT COMPANY
               (Exact Name of Registrant as Specified in Charter)

                            Rosemont Business Campus
                              Suite 112, Building 3
                               919 Conestoga Road
                          Rosemont, Pennsylvania 19010
                    (Address of Principal Executive Offices)

                  Registrant's Telephone Number: (610) 525-0904

                John H. McCoy, President, NRM Investment Company
                            Rosemont Business Campus
                             Suite 112, Building 3
                               919 Conestoga Road
                          Rosemont, Pennsylvania 19010
                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)
            _______ immediately upon filing pursuant to paragraph (b)
            _______ on [date] pursuant to paragraph (b)
            ___X___ 60 days after filing pursuant to paragraph (a)(i)
            _______ on [date] pursuant to paragraph (a)(1)
            _______ 75 days after filing pursuant to paragraph (a)(2)
            _______ on [date] pursuant to paragraph (a) of Rule 485

                       DECLARATION PURSUANT TO RULE 24f-2

The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Section (a) (1) of Rule 24f-2. The Rule 24f-2 Notice for the Registrant's fiscal year ending August 31, 1996 was filed on October 30, 1996, and the notice for the current fiscal year ending August 31, 1997 will be filed no later than October 30, 1997.

                              CROSS REFERENCE SHEET

Form N-1A Part A Item                         Prospectus Caption
----------------------------------------------------------------

1.   Cover Page.............................. Cover Page

2.   Expenses of the Company................. Expenses of the Company

3.   Financial Highlights.................... Financial Highlights

4.   General Description..................... Cover Page;
       of Registrant                          Investment Objective;
                                              Risk Factors;
                                              Investment Restrictions;
                                              Taxes; The Company and
                                              its Common Stock

5.   Management of the Fund.................. Management of the
                                              Company; Transfer Agent;
                                              Management's Discussion
                                              of Fund Performance

6.   Capital Stock and....................... Purchase of Shares;
       Other Securities                       Redemption of Shares;
                                              Dividends; Taxes; The
                                              Company and its Common
                                              Stock; Miscellaneous

7.   Purchase of Securities.................. Net Asset Value; Pur-
       Being Offered                          chases of Shares

8.   Redemption or Repurchase................ Redemption of Shares

9.   Pending Legal Proceedings............... Pending Legal Proceedings

                             NRM INVESTMENT COMPANY
                            Rosemont Business Campus
                          Rosemont, Pennsylvania 19010

          NRM Investment Company (the "Company") is a no-load, open-end, diversified investment company which seeks interest income exempt from federal income taxes by investing one half or more of all of its assets in tax-exempt obligations with maturities generally not exceeding twenty years from date of purchase, and by investing up to one half of its assets in non-exempt obligations, or common or preferred shares. An additional consideration respecting all investments is preservation of capital.

          This Prospectus sets forth concisely the information about the Company that a prospective investor ought to know before investing. Investors should read this Prospectus and retain it for future reference.

          Additional information about the Company, contained in a Statement of Additional Information, has been filed with the Securities and Exchange Commission and is available upon request without charge by writing to the Company at its address. The Statement of Additional Information bears the same date as this Prospectus and is incorporated by reference in its entirety into this prospectus.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offering by the Company in any jurisdiction in which such offering may not lawfully be made.


                              December 30, 1996

                                TABLE OF CONTENTS

                                                                         PAGE

Expenses of the Company................................................    2
Financial Highlights...................................................    3
Investment Objective...................................................    4
Risk Factors...........................................................    7
Investment Restrictions................................................    7
Net Asset Value........................................................    8
Purchase of Shares.....................................................    9
Redemption of Shares...................................................    9
Dividends..............................................................   10
Taxes..................................................................   10
Management of the Company..............................................   12
Management's Discussion of Fund Performance............................   14
The Company's Common Stock.............................................   14
Transfer Agent.........................................................   16
Pending Legal Proceedings..............................................   16
Miscellaneous..........................................................   18
Application form.......................................................   20

                             EXPENSES OF THE COMPANY

Annual Fund Operating Expenses
(as a percentage of average net assets)

     Management Fees                                 .06%

     Other Expenses                                  .31%

Total Fund Operating Expenses                        .37%

The following example, based upon the Company's fiscal year ending August 31, 1996* illustrates the expenses that you would pay on a $1,000 investment over various time periods assuming a 5% annual rate of return, whether or not there is a redemption at the end of each time period. (The Company charges no sales loads, exchange fees or redemption fees of any kind.)

   One Year       Three Years      Five Years       Ten Years

     $4             $12              $21              $48

* This example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

          The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly. A more complete description of management fees is included in the prospectus under "MANAGEMENT OF THE COMPANY."

          "Other expenses" include custodian fees, legal and professional fees, directors' fees, insurance, capital stock tax, and miscellaneous expenses. Such expenses are expected to recur without significant change. An exception applies to legal fees which are significantly higher during periods of litigation. Also, recoveries against the Company are considered extraordinary expenses and are not included in "Other expenses." During the fiscal year ending August 31, 1996, the Company, in addition to legal fees, accrued $111,000, or .65% of Annual Fund Operating Expenses, to settle certain environmental litigation. Had such amount been included, "Other expenses" would have been 1.02% instead of .37%. See "PENDING LEGAL PROCEEDINGS" for a description of the litigation which gave rise to the accrual and other litigation.

                              FINANCIAL HIGHLIGHTS

      The following financial highlights present information about the investment results of the Fund on a per share basis. The financial highlights have been audited by Beard & Company, Inc. independent auditors for the year ended August 31, 1996 and by Ernst & Young, LLP for each of the years ended August 31, 1987 through August 31, 1995, whose reports thereon appear in the NRM Investment Company annual report which may be obtained from the Company's offices. The following data should be read in conjunction with the financial statements, (including the audit report) related notes, and other financial information incorporated by reference in the Statement of Additional Information.

                                                                         Years Ended August 31
                                                1996           1995           1994            1993           1992
                                            ----------------------------------------------------------------------------

PER SHARE DATA
(for a share outstanding
throughout the indicated year)

Net asset value:
Beginning of year                           $     3.954     $     3.909     $     4.022     $     3.540     $     3.488

Income from operations:

  Net investment income                            .210            .237            .229            .453            .265

  Net realized and unrealized gain (loss)
     on investments                               (.004)           .056           (.115)           .137            .055
                                            ----------------------------------------------------------------------------

Total from investment operations                   .206            .293            .114            .590            .320

Less distributions:
     Dividends from net investment income         (.237)          (.238)          (.227)          (.108)          (.265)
     Distribution in excess of net
         investment income                         --              --              --              --             (.003)
                                            ----------------------------------------------------------------------------

Total distributions                               (.237)          (.238)          (.227)          (.108)          (.268)
                                            ----------------------------------------------------------------------------

Net asset value, end of year                $     3.933     $     3.964     $     3.909     $     4.022     $     3.540
                                            ============================================================================

TOTAL RETURN                                       5.11%           7.52%           2.79%          16.69%           9.08%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)      $    16,847     $    16,982     $    16,745     $    17,636     $    15,260

Ratio of expenses to average net assets            1.02%            .37%            .49%          (5.03)%           .81%

Ratio of net investment income to average
     net assets                                    5.24%           6.08%           5.77%          11.93%           7.25%

Portfolio turnover rate                            6.24%          22.73%          13.56%          40.06%          64.84%

                                                                         Years Ended August 31
                                                   1991           1990            1989           1988           1987
                                          ------------------------------------------------------------------------------
PER SHARE DATA
(for a share outstanding
throughout the indicated year)

Net asset value:
Beginning of year                           $     3.635     $     3.835     $     3.767     $     3.949     $     4.012

Income from operations:

  Net investment income                            .059            .157            .278            .284            .327

  Net realized and unrealized gain (loss)
     on investments                                .051           (.065)           .084           (.138)          (.070)
                                            ----------------------------------------------------------------------------

Total from investment operations                   .110            .092            .362            .146            .257

Less distributions:
     Dividends from net investment income         (.059)          (.157)          (.278)          (.298)          (.320)
     Distribution in excess of net
         investment income                        (.198)          (.135)          (.016)          (.030)           --
                                            ----------------------------------------------------------------------------

Total distributions                               (.257)          (.292)          (.294)          (.328)          (.320)
                                            ----------------------------------------------------------------------------

Net asset value, end of year                $     3.488     $     3.635     $     3.835     $     3.767     $     3.949
                                            ============================================================================

TOTAL RETURN                                       3.00%           2.69%          10.29%           3.57%           6.70%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)      $    15,659     $    16,268     $    17,094     $    16,723     $    17,461

Ratio of expenses to average net assets            6.04%           3.90%            .52%            .26%            .28%

Ratio of net investment income to average
     net assets                                    1.54%           4.07%           7.28%           7.41%           8.16%

Portfolio turnover rate                          101.88%          46.10%          18.81%          37.78%          11.09%

Notes to "Expenses of the Company" on the preceding page.

     1. On December 11, 1990 the Company discontinued using Rittenhouse Financial Services, Inc. as its investment advisor and on January 2, 1991 employed Morgan Grenfell Capital Management, Inc. On November 27, 1992 the Company discontinued Morgan Grenfell Services and on December 9, 1992 resumed using Rittenhouse Financial Services, Inc. as its advisor. See "Management of the Company" for information about Rittenhouse Financial Services, Inc.

     2.   There were no distributions from realized capital gains in any year.

                              INVESTMENT OBJECTIVE

          The Company is a no-load, open-end, diversified investment company, whose objectives are, in respect to one half or more of all of its assets, to preserve capital and seek a high level of interest income exempt from federal income taxes; and in respect to amounts less than one half of all of its assets, to preserve capital and seek income and gains from purchasing non-exempt obligations or common or preferred shares generating taxable income, and which, in view of the Company are undervalued at the time of purchase. Except as limited by (a) the foregoing objectives, (b) the foregoing proportions for exempt and non-exempt securities, (c) express limitations under the "INVESTMENT RESTRICTIONS" part of this prospectus, (d) the "Investment Objective and Policies" part of the Statement of Additional Information, and (e) applicable provisions of the Internal Revenue Code and the Investment Company Act, the Company's Board of Directors shall be unrestricted in purchasing or selling securities. There can be no assurance that the Company's objectives will be achieved. The investment objectives of (a) through (d) above may not be changed without a vote of the holders of a majority of the outstanding shares of the Company (as defined in "Miscellaneous"). The restrictions in (e) and part of (c) are fixed by statute.

Municipal Bonds - Currently Available Securities

          As above, the Company intends to invest no less than one half of all of its assets in debt obligations issued by or on behalf of states, territories and possessions of the

United States and the District of Columbia and their political subdivisions, agencies, instrumentalities or authorities ("Municipal Bonds"), the interest from which, in the opinion of counsel to the issuer, is exempt from federal income tax. The Company presently intends to invest in long-term obligations with maturities generally less than twenty years from date of purchase, but such obligations will not necessarily be held until maturity. Generally, Municipal Bonds with longer maturities tend to produce higher yields and are subject to greater market fluctuations as a result of changes in interest rates than are Municipal Bonds with shorter maturities and lower yields.

          The two principal classifications of Municipal Bonds are "general obligation" and "revenue" or "special obligation" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. Private activity bonds (formerly industrial development bonds) are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. Consequently, the credit quality of such private activity bonds is directly related to the credit standing of the corporate user of the facility involved. The portfolio may also include "moral obligations" bonds which are normally issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

Municipal Bonds - When Issued Securities

          The Company may purchase Municipal Bonds on a "when-issued" or delayed delivery basis for delivery at a future specified date at a stated price and yield. The Company would generally not pay for such securities or start earning interest on them until they are received. The Company records when-issued securities as an asset on the date of the purchase commitment. Thereafter the securities are subject to changes in value based upon changes in the general level of interest rates. To the extent that the Company remains substantially fully invested at the same time that it has purchased "when-issued" or delayed delivery securities, as it would generally do, there will be greater fluctuations in its net assets than if the Company set aside cash to satisfy its purchase commitment. The Company does not intend to purchase "when-issued" or delayed delivery securities for speculative purposes but only in furtherance of its investment objective.

          If the Company sells a "when-issued" or delayed delivery security before delivery, any gain or loss would not be tax-exempt. When the Company engages in "when-issued" or delayed delivery transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Company incurring a loss or missing the opportunity to obtain a price considered to be advantageous.

Common and Preferred Shares

          The Company, as above, may make investments of less than one half of all of its assets in common or preferred shares selected by the Company. Normally the shares will pay taxable dividends; however, in order to achieve capital appreciation, the Company may invest in shares of companies which do not pay dividends on a current basis.

          Shares will normally be purchased for investment and not for short term trading purposes. However, such shares will be sold whenever the Company determines that it is no longer compatible with the objectives and purposes of the Company. There can be no assurance that the purchases, individually or as a group, will produce either income or gain. The shares are subject to market conditions which change frequently and cannot be predicted with accuracy.

Other Investments

          As a temporary investment or to maintain liquidity, the Company also may hold a portion of its assets in cash or invest in any one or a combination of the following: investment grade debt securities; money market instruments, maturing in 12 months or less, such as domestic bank certificates of deposit (of domestic banks which are insured by the Federal Deposit Insurance Corporation and have total assets at the time of purchase of $1.5 billion); obligations of, or guaranteed by, the United States Government and its agencies and instrumentalities; tax-exempt commercial paper and municipal funds (subject to investment restrictions); and repurchase agreements entered into with domestic banks where the underlying securities are any of the foregoing.

          In purchasing and selling municipal bonds, common and preferred shares, or other investments, the Company's Board of Directors will not be restricted except as previously set forth in this Prospectus and in the Statement of Additional Information

                                  RISK FACTORS

          Generally the risks associated with the Company's investments in tax free obligations involve the financial conditions of the state or municipal issuers. Changes in economic conditions or the policies of the issuers could have a significant effect upon the value of the securities which the Company owns. Further, market rates of interest have a direct bearing upon the value of the Company's securities regardless of the status of the issuers.

          The investments the Company makes other than in tax free bonds will be subject to all of the market risks generally associated with conditions within the issuer, within the issuer's industry, or within the economy as a whole. Although the Company will purchase only such investments as the advisor believes to be undervalued, there is no certainty that this objective will be met.

          An additional risk is the remaining liability of the Company itself for activities it conducted before it became an investment company. As shown under the heading of PENDING LEGAL PROCEEDINGS, suits and investigations involving environmental issues are pending with respect to the Company's activities when it was an operating steel processing plant. Should the Company be found responsible or enter into settlement agreements providing for payment of damages or other costs, it would, upon payment of such damages or costs decrease the net asset value of the fund and accordingly decrease the share value of the investor. Although management is unaware of other enviromental matters involving the Company, there can be no assurance that such matters and issues developing therefrom will not arise in the future.

                             INVESTMENT RESTRICTIONS

          Certain of the following investment restrictions are fixed by statute; others may not be changed without the approval of the holders of a majority of the Company's outstanding voting securities.

          The Company may not:

          (1) Purchase any security of any issuer if as a result more than 5% of the value of its assets would be invested in the securities of that issuer, except that up to 25% of the Company's assets may be invested without regard to this limitation;

          (2) Borrow money except from banks for temporary purposes and then in amounts not in excess of 10% of the value of the Company's assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets except in connection with any such borrowing and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of the Company's assets at the time of such borrowing. (This borrowing provision is not for investment leverage, but to facilitate management of the portfolio where the liquidation of portfolio securities is deemed to be disadvantageous or inconvenient.);

          (3) Purchase the securities of any other investment company except as part of a merger, consolidation, or reorganization or purchase of assets approved by the Company's stockholders; provided, that the Company may purchase shares of any registered, open-end investment company if immediately after such purchase, the Company will not own more than 3% of the outstanding voting stock of any one investment company;

          (4) Knowingly invest more than 10% of the value of the Company's assets in securities with legal or contractual restrictions on resale;

          (5) Invest more than 25% of its total assets in securities of nongovernmental issuers engaged in related trades or businesses.

          The foregoing percentage limitations will apply at the time of the investment or other transaction and shall not be considered violated unless an excess or deficiency occurs immediately after and as a result of such investment or transaction.

                                 NET ASSET VALUE

          The net asset value per share for purposes of both purchases and redemptions is determined by the Adviser as of the close of trading (4:00 p.m. New York City time) on each day on which the New York Stock Exchange is open for trading, other than a day during which no share was tendered for redemption and no order to purchase or sell a share was received. It is computed by dividing the value of all portfolio securities and other assets, less liabilities, by the number of shares outstanding on such date. Portfolio securities for which market quotations are readily available (other than debt securities maturing in 60 days or less) are valued at market value. Securities for which market quotations are not readily available are valued at their fair value by the Adviser under the supervision and responsibility of the Company's Board of Directors. Absent unusual circumstances, portfolio securities maturing in 60 days or less are normally valued at amortized cost.

                               PURCHASE OF SHARES

          Those wishing to make purchases of the Company's shares may send a check and completed application (see the form attached to this prospectus) directly to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. Full and fractional shares will be purchased for the shareholder's account at the net asset value per share next computed after receipt of the order. Investments must be for at least one share and should be accompanied by the "stub" from a confirmation sent from the Company's transfer agent to the shareholder after each prior transaction. The Company imposes no sales charge on purchases of its shares.

                              REDEMPTION OF SHARES

          The Company will redeem its shares at their net asset value next computed after the receipt of a written redemption request submitted in proper form. If certificates have been issued for the shares to be redeemed, the certificates must be either endorsed or accompanied by a stock power, signed exactly as the shares are registered. If certificates have not been issued, a signed stock power must accompany the request or the request itself must be in similar form. In either case, unless the redemption proceeds are less than $1,000, the signature(s) on the certificate(s), stock power(s) or request must be guaranteed by a member firm of a national securities exchange or a commercial bank. Additional documents may be required for shares redeemed by corporate, partnership or fiduciary accounts.

          Payment of the redemption proceeds will be made as soon as possible but in no event later than seven days after receipt of a redemption request in proper form, except under unusual circumstances as determined by the Securities and Exchange Commission, or during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), during which trading on the New York Stock Exchange is restricted, or for such other periods as the Securities and Exchange Commission may permit. The proceeds paid upon redemption may be more or less than the shareholder's cost, depending on the value of the Company's portfolio securities at the time of redemption. Redemption requests should be tendered to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. For purchase and redemption information call (610) 369-7287.

                                    DIVIDENDS

          The Company normally distributes its investment company income quarterly and its capital gain net income at least annually.

          In calculating interest income, premiums on securities are amortized but discounts (except for original issue discounts) are not accrued. Dividend accruals are normally made as of the ex-dividend dates of companies in which the Company owns shares. In determining amounts of capital gain to be distributed, any capital loss carryovers from prior years will be offset against current capital gains.

          All distributions of net investment income and any capital gains paid by the Company will be paid by checks mailed to the shareholders, or by written request by a shareholder, will be reinvested in additional shares of the Company without sales charge at the net asset value per share as determined at the close of business on the payment date. Confirmation statements reflecting additional shares purchased through reinvestment of distributions will be mailed to all shareholders who do not receive their distributions in cash.

                                      TAXES

          The Company qualified for the fiscal year ended August 31, 1996 and intends to continue to qualify for and elect the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code. The Company will pay "exempt-interest" dividends of not less than 90% of its tax exempt net income which may be treated by the Company's shareholders as items of interest excludable from their gross income. The exempt interest treatment of the dividends to shareholders will continue for as long as the Company holds no less than 50% of its assets in securities exempt from Federal tax. As heretofore indicated the Company intends to invest more than 50% of its assets in securities the ordinary income from which is exempt from federal tax.

          Interest on newly issued Municipal Bonds, the proceeds of which are used to provide financing for persons other than states and local governmental units (such bonds sometimes referred to as "private activity bonds") will generally be tax exempt if certain requirements are met by the issuer, but for the most part in computing alternative minimum tax will be treated as an item of tax preference for individual and corporate shareholders; accordingly, it is anticipated that the Company, in purchasing new issues, will favor governmental operations bonds over private activity bonds.

          Any gain the Company recognizes on the disposition of exempt-interest securities it purchased or purchases after April 30, 1993 and which is attributable to accrued market discount will be taxed to the shareholders as ordinary income; the balance of the gain, if any, will be taxed to the Company or the shareholders as capital gain.

          Exempt-interest dividends may be taxable to investors under state or local law as dividend income even though all or a portion of such distributions may be derived from interest on tax-exempt obligations which, if realized directly, would be exempt from such income taxes. For Pennsylvania residents, an exclusion from Pennsylvania State personal taxable income is allowed for dividends or distributions received from the Company to the extent they were earned by the Company from Pennsylvania State and Local Government obligations.

          If a shareholder receives an exempt-interest dividend with respect to any share of the Company held for six months or less, any loss on the sale or exchange of such share shall be disallowed to the extent of the amount of the exempt-interest dividend. If a shareholder redeems any shares between dividend record dates, the amount of any undistributed interest income will be included in the net asset value per share and will increase the capital gain (or decrease the capital loss) realized by the shareholder upon redemption. Capital gains realized upon redemption are not exempt from federal income taxes.

          Although exempt interest dividends are excludable from shareholders' gross income, such dividends are taken into account in determining whether a portion of social security benefits will be subjected to income tax under
Section 86 of the Internal Revenue Code.

          Under the Code interest on indebtedness incurred or continued to purchase or carry tax-exempt securities (which would in whole or in part include shares issued by the Company) will not be deductible by the borrower. Under procedures established by the Internal Revenue Service, a purpose to use borrowed funds to purchase or carry tax-exempt securities may be shown by either direct or circumstantial evidence. To the extent interest expense is incurred to purchase taxable investments, deductions therefore are generally limited to the amount of the net taxable investment income.

          Under the Code corporate shareholders of the Company may be required to pay an alternative minimum tax based in part upon the difference between the shareholders' taxable income and its adjusted current earnings. In effect this may require a tax for corporate shareholders on exempt interest dividends.

          In addition to exempt-interest dividends, the Company will pay dividends of at least 98% of the ordinary income it receives from investments generating taxable income on a calendar year basis; 98% of its capital gain net income (amounts, if any, in excess of current or carryover losses) for every year ending on October 31; and, 100% of any undistributed amounts of ordinary and capital gain income from the preceding calendar year.

          The foregoing is only a brief summary of some of the important tax considerations generally affecting the Company and its shareholders. No attempt is made to present a detailed explanation of the federal, state and local income tax treatment of the Company or its shareholders. This discussion is not intended as a substitute for careful tax planning. Accordingly, potential investors in the Company are urged to consult their tax advisors with specific reference to their own tax situations.

          In general, dividend record dates are set by the directors to occur on approximately the 23rd day of February, May, August and November. Shareholders will be advised annually within 60 days of the end of the Company's taxable year as to the federal income tax consequences of distributions made during such year, and will be similarly advised after the end of each calendar year.

                            MANAGEMENT OF THE COMPANY

          The business and affairs of the Company are managed by the Company's Board of Directors. The Company's by-laws provide for five directors and all positions are filled. Two of the directors serving, including George W. Connell, are "interested persons" within the meaning of that term under the Investment Company Act of 1940. The Statement of Additional Information contains the names of and the general background information concerning each director of the Company.

          Since December 9, 1992, Rittenhouse Financial Services, Inc. (RFS) has served as the Company's investment advisor. RFS was organized in 1979 by Mr. Connell, a 1958 graduate of the University of Pennsylvania and former first Vice President of Drexel Burnham Lambert, Incorporated. He is chairman and chief executive officer and sole shareholder of RFS, and president and director of Rittenhouse Trust Company (a commercial bank and trust company) and Rittenhouse Financial Securities (a registered broker dealer) which is a subsidiary of Rittenhouse Trust Company. Through its own activities and that of its related companies, RFS provides advisory, brokerage and other financial services to individual and institutional clients. The offices of the parent company are at No. 2 Radnor Corporate Center, 100 Matsonford Road, Radnor, Pa. 19087.

          RFS provides investment supervisory services to the Company on a non-discretionary basis. Its activities are limited to making recommendations with respect to purchases and sales of securities in accordance with the Company's investment policies, the provisions of the Company's registration statement, the requirements of the Investment Company Act of 1940 and the requirements of the Internal Revenue Code of 1986.

          Since the time the Company most recently employed RFS, Mr. George Connell has been responsible to the Directors for day-to-day recommendations regarding the Company's portfolio. In addition to being a principal of RFS, Mr. Connell has been engaged in some or all of the various enterprises described above for a period in excess of five years.

          Since November 27, 1992, the members of the Company's Board of Directors acting as a committee, and taking the advisor's recommendations into account (1) has made decisions with respect to all purchases and sales of the Company's portfolio (2) has directed the maintenance of records and (3) has been responsible for the day-to-day management of the portfolio; further, the Board also arranges for (4) the services of an independent certified public accountant; (5) custodial and transfer agency services; (6) the computation of net asset value by RFS; (7) the providing of fidelity bond coverage; (8) the providing of other administrative services and facilities necessary to conduct the Company's business; and (9) the providing of certain services necessary to comply with federal securities laws. The Company assumes all expenses therefor.

          For the services provided by RFS, the Company pays RFS $10,000 annually in quarterly installments, an amount equal to .06% of the Company's average net assets.

Management's Discussion of Fund Performance

          As the economy continued to grow during the past year there was slight upward pressure on interest rates. The increase in rates was minor and contained by the perception that inflation would be subdued and the economy's growth rate would moderate.

The Federal Reserve remained in a holding pattern keeping interest rates in a fairly narrow trading range.

          Tax exempt municipal bond rates in the intermediate maturity range increased slightly over the past year, but total returns in that sector remained positive.

          A large component of the market's return came from coupon income allowing the participants holding higher coupon bonds to out perform their requisite benchmarks.

          The Company has maintained high current income by investing in a diversified portfolio of tax exempt housing, G.O. and revenue bonds. The following chart shows the Company's average annual total return for one, five, and ten year periods ended on the last day of the Company's last fiscal year, August 31, 1996.

                             NRM Investment Company
                            Total Return Calculations

                  Annualized Returns*     Total Return on $1,000

1 Year                  5.11%                    $1,051.10

5 Year                  8.14%                    $1,478.70

10 Year                 6.66%                    $1,906.47

*Past Performance is not predictive of future performance.

          The following page is a line graph comparing the initial account value and subsequent account values at the end of each of the most recently completed ten fiscal years of the Company, assuming a $10,000 investment in the Company at the beginning of the first fiscal year, to the same investment over the same periods in Lehman Bros. 10 year Municipal Index. Material in the table and the graph showing past performance is not predictive of future performance.

                           THE COMPANY'S COMMON STOCK

          The Company was incorporated on April 12, 1974 under the laws of the Commonwealth of Pennsylvania. Each share in the Company has a par value of $.01 and has equal voting, dividend and liquidation rights. Shareholders are entitled to one vote for each full share held, and fractional votes for fractional shares held. The shares have no preemptive, conversion or cumulative voting rights. Accordingly, holders of more than 50% of the shares voting for the election of

                 [Following plot points from NRM Graph Page 14A]

                            NRM          INDEX
                       86        10,000         10,000
                       87        12,691         10,675
                       88        13,144         11,109
                       89        14,497         11,909
                       90        14,887         12,711
                       91        15,334         13,995
                       92        16,726         15,386
                       93        19,518         16,746
                       94        20,063         17,021
                       95        21,572         18,365
                       96        22,674         19,047



                                      14A
directors can elect all of the directors.

          As of October 18, 1996 John H. McCoy owned beneficially and of record approximately 66% of the Company's outstanding shares and controlled the Company. As of the same date, five shareholders owned beneficially approximately 85% of the Company's outstanding shares. A redemption of a significant number of shares by one or more of these shareholders could require the Company to liquidate portfolio securities to obtain all or a portion of the redemption proceeds. The liquidation of portfolio securities under these circumstances could be disadvantageous to the Company's remaining shareholders and could so reduce the Company's total assets that continued operation as an investment company would not be economically feasible.

                                 TRANSFER AGENT

          Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610 serves as the Company's transfer agent and dividend disbursing agent.

                            PENDING LEGAL PROCEEDINGS

          National Rolling Mills of Malvern, Pa. (now Worthington Industries) the purchaser of assets from the Company's 1979 asset transferee, was made a party to environmental proceedings in the United States District Court for the District of New Jersey, captioned State of New Jersey Department of Environmental Protection, Plaintiff, v. Gloucester Environmental Management Services, Inc., et al., (currently numbered 84-0152, and known as the "GEMS" litigation). The Company was not then, nor since then, made party to the GEMS litigation.

          In 1988 Worthington notified the Company of its participation in the GEMS cleanup and its view of the Company's responsibility over to it. At that time the Company, having no evidence linking the Company's activities to the GEMS site, was of the opinion that its exposure was not great. In March, 1994, Worthington notified the Company that it had paid assessments in excess of $162,000 to date as one of the group of alleged generators and that a proposal was pending to assess Worthington an additional amount of approximately $600,000 to fund part of the GEMS cleanup, a sum that could increase if the group of generators decreased or the projected costs increased. It was Worthington's position that the Company and the Company's predecessor, as generators during the years specified in the litigation, were responsible for these costs.

          The Company's representatives read available discovery material in Trenton, New Jersey and examined the available records at the United States Environmental Protection Agency, Region II, New York, New York, and based thereon concluded that there was, at that time, no effective evidence linking material generated by the Company during its period of a steel processing plant with material disposed of at the GEMS site. During the 1996 fiscal year counsel also learned that there was additional confirmation by the major transporter's principal that none of the Company's waste was deposited at the GEMS site during the years in litigation.

          Apart from the question of linkage, it is the Company's position that by reason of indemnity and other contractual commitments in the sale of the Company's assets in 1979 and the later purchase of them by Worthington, any losses which the Company suffered in this regard should ultimately be borne by Worthington. Worthington has in the past (regarding unrelated litigation, since settled) vigorously contested any such commitment.

          For the foregoing reasons, the Company, as in 1988, decided not to participate in any GEMS cleanup committee or contribute toward a settlement.

          The Company was advised in September, 1996, that the GEMS litigation was settled subject to certain administrative conditions which are expected to be fulfilled. We have been further advised that no decision has been made whether the settling defendants or any group of them will pursue non-settling parties for contribution or indemnity.

          As in the past, it is difficult to evaluate the exposure of the Company to the GEMS participants. However, as above, in the absence of evidence proffered to us of hazardous waste originating at the Company's plant and being transported to GEMS during the years pertinent to the litigation; in light of the additional confirmation to that effect by the transporter; and because of the claim the Company would have against Worthington for indemnity, the exposure remains, in counsel's view, small; should a claim be made, counsel would advise the Company to resist it vigorously.

          In separate proceeding, the Environmental Protection Agency, on November 12, 1992, gave the Company and others notice to perform "remediation" in connection with a landfill in Strasburg, Chester County, Pennsylvania. The Company and the others, as a group, are resisting the order. During its operation, the landfill received in excess of 1,500,000 cubic yards of municipal waste and 220,000 tons of municipal sludge from municipal treatment works. In counsel's view, the Company's involvement was de minimis. According to the limited information now available, a hauler at the request of the Strasburg's owners, and to control dust, transported and deposited the Company's waste oil on an entrance road, all as directed by the Pennsylvania Department of Environmental Resources.

          To contain and treat all of the municipal and industrial waste, the predicted remediation cost for the current phase of the project was in excess of $11 million. Past response costs were reported to be in excess of $6 million. Since the number of entities so notified is relatively small, the initial exposure of the Company to EPA appeared significant.

          During the current year the entities forming the Company's group, through lead counsel, have been negotiating with a representative of the Department of Justice in an effort to settle the responsibility of all of group members. The last demand by the Department was $4.25 million from the group; the group counteroffered $2,000,000 the ratable share of which for the Company would be $111,000 which the Company accrued at August 31, 1996. As of this date, the Department has not responded to the counteroffer. At least one member of our group will be seeking indemnification from the others for funds it advanced to the project. The Company's share of that is expected to be less than $50,000.

          Since the foregoing opinions are based upon information now available and furnished to, or otherwise found by counsel, and since the above matters are ongoing, it is not possible to predict with reasonable accuracy what, if any, the Company's ultimate liability will be. However, based upon presently known facts, the Company's liability is not significant. Should facts come to light which link the Company's prior activities with GEMS or the Chester County site in ways of which the Company is not now aware, counsel would reassess the Company's position accordingly.

                                  MISCELLANEOUS

          Shareholders will receive unaudited semi-annual reports describing the Company's investment operations and annual audited financial statements, including a list of the Company's investments.

          As used in this Prospectus, a "vote of a majority of the outstanding shares" of the Company means an affirmative vote of the lesser of (a) 50% of the outstanding Shares of the Company or (b) 67% or more of the Shares of the Company present at a meeting if not more than 50% of the outstanding Shares of the Company are represented at the meeting in person or by proxy.

          Inquiries regarding the Company may be directed to the Company at
(610) 525-0904.

 APPLICATION FORM:        NRM  INVESTMENT COMPANY

Mail  to:   Investors Trust Company, 2201 Ridgewood Road, #180,
            Wyomissing, PA 19610.

________________________________________________________________________________
REGISTRATION: |_| Individual  |_| Tenants in Common  |_| Trustees
              |_| Joint Tenants  |_| Custodian      |_| Other

________________________________________________________________________________
(Name)                                   Social Security No.
                                         (Tax Identification No.)
________________________________________________________________________________
(Name)                                   Social Security No.
                                         (Tax Identification No.)
________________________________________________________________________________

PERMANENT  MAILING  ADDRESS:   _________________________________________________
                               Street Address       City       State     Zip

GIFTS TO MINORS ________________________________________________As Custodian for

________________________________________________________________________________
Minor's  First Name     Initial      Last Name         Age     Minor S.S. No.

Under the _______________________Uniform Gifts to Minors Act.
                 State

     Initial order, payment enclosed

          If this Application accompanies a check for the purchase of investment company shares, I enclose a check payable to Investors Trust Company, and would like you to:

|_|  Issue Certificate, or |_| hold shares in account at Bank

|_| Check here if dividends and distribution are to be reinvested at net asset value without sales charge.
________________________________________________________________________________
     This application is made in accordance with the provisions of the current Prospectus of the Company, a copy of which I have received, and the applicable terms and conditions on the reverse side. I am of legal age in the State of my residence.

________________________________________________________________________________
    Date                     Signature                 Signature of co-owner

                              TERMS AND CONDITIONS

PURCHASES OF COMPANY SHARES:

INITIAL PURCHASE: Upon receipt of the application form from the subscriber, and accompanied by any necessary funds, Investors Trust Company, acting as agent for the subscriber, will purchase as many shares (including fractional shares) of the Company as may be purchased at the net asset value next computed after receipt of the application form and payment to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. Fractional shares shall be purchased to the nearest one-thousandth (1/1000) of a share. Initial purchases must be for at least one share.

SUBSEQUENT PURCHASES: Upon receipt of additional funds, Investors Trust Company will purchase additional shares (including fractional shares) in the same manner as above. Additional purchases must be for at least one share.

The Company reserves the right in its discretion to reject all or any portion of a purchase order and return the accompanying payment.

     I hereby certify that the Tax Identification No. contained herein is true, correct and complete and that I am not subject to backup withholding under
Section 3406 (a)(1)(C) of the Internal Revenue Code.


________________________________________________________________________________
    Date                   Signature                 Signature of co-owner

                             NRM INVESTMENT COMPANY

                       Statement of Additional Information

                                December 30, 1996


This Statement of Additional Information is not a prospectus, but should be read in conjunction with the current Prospectus for NRM Investment Company (the "Company"), dated December 30, 1996. Because this Statement of Additional Information is not a prospectus, no investment in shares of the Company should be made solely upon the information contained herein. A copy of the Prospectus for the Company may be obtained by writing Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610, or by calling (610) 372-6414.

                             NRM INVESTMENT COMPANY

                       Statement of Additional Information

                                December 30, 1996


                                Table of Contents

                                                                         Page

Statement of Additional Information ...................................    2
Investment  Objective and Policies ....................................    2
General Information and Description of Shares..........................    4
Taxes .................................................................    5
Directors and Officers ................................................    7
Advisory Agreement ....................................................    8
Portfolio Transactions and Brokerage Commissions ......................   10
Principal Shareholders of the Company .................................   11
Custodian and Transfer Agent ..........................................   12
Auditors ..............................................................   12
Counsel ...............................................................   12
Report of Independent Auditor .........................................   13
Financial Statements...................................................   13

                             NRM INVESTMENT COMPANY
                       Statement of Additional Information

                                December 30, 1996

Statement of Additional Information

          This Statement of Additional Information should be read in conjunction with the Prospectus of the Company having the same date as this Statement of Additional Information. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. No investment in shares of the Company should be made without first reading the Prospectus of the Company.

Investment Objective and Policies

          As stated in the Prospectus, the Company intends to invest primarily in Municipal Bonds. Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities. Such obligations are included within the term "Municipal Bonds" if the interest paid thereon is exempt from federal income tax. (See reference to "private activity bonds" under the discussion "TAXES" in the prospectus). Municipal Bonds also include short-term tax-exempt municipal obligations such as tax anticipation notes, bond anticipation notes, revenue anticipation notes, and Public Housing Authority notes that are fully secured by a pledge of the full faith and credit of the United States. Opinions relating to the validity of Municipal Bonds and to the exemption of interest thereon from federal income taxes are rendered by bond counsel to the respective issuing authorities at the time of issuance. Neither the Company nor the advisor will review the proceedings relating to the issuance of Municipal Bonds or the basis for such opinions.

          The District of Columbia, each state, each of its political subdivisions, agencies, instrumentalities and authorities, and each multi-state agency of which a state is a member, is a separate "issuer" as that term is used in the Prospectus and this Statement of Additional Information. The non-governmental user of facilities financed by private activity bonds is also considered to be an issuer.

          The issuer's obligations under its Municipal Bonds are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code, and laws, if any, which may be enacted by Congress or state legislatures imposing a moratorium on the payment of principal and interest or imposing other constraints or conditions upon enforcement of such obligations. There is also the possibility that as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of interest and principal on their Municipal Bonds may be materially adversely affected.

          In addition to the investment limitations stated in the Prospectus, the Company is subject to the following limitations which may be changed only by a vote of a majority of the outstanding shares of the Company (as defined under "Miscellaneous" in the Company's Prospectus dated as of this date).

          The Company may not:

          1. Purchase securities on margin (except that it may obtain such short-term credits as may be necessary for clearance of purchases and sales of securities); make short sales of securities; or maintain a short position;

          2. Make loans to other persons, except that the Company may purchase or hold Municipal Bonds or other debt instruments in accordance with its investment objective, policies, and restrictions;

          3. Underwrite any issue of securities, except to the extent that the purchase of Municipal Bonds directly from the issuer thereof in accordance with the Company's investment objective, policies, and restrictions may be deemed to be underwriting;

          4. Purchase or sell commodities or commodity contracts or real estate (except that the Company may invest in Municipal Bonds secured by real estate or interests therein); invest in oil, gas, or their mineral exploration or development programs.

          5. Purchase any private activity bond where the payment of principal and interest are the responsibility of an issuer (including its predecessors and unconditional guarantors) which at the time of purchase had been in operation for less than three years; and

          6. Issue any class of senior security or sell any senior security of which it is an issuer, except that the Company may borrow money as set forth in investment restriction 2 as set forth in the Company's Prospectus.

General Information and Description of Shares

          The Company was incorporated on April 12, 1974, under the laws of the Commonwealth of Pennsylvania, as National Rolling Mills Co. Through August 30, 1979, the Company was actively engaged in operations as a steel processing plant. On August 31, 1979, the Company changed its name to NRM Investment Company and registered with the Securities and Exchange Commission as an open-end, diversified management investment company.

          The Company's Articles of Incorporation authorize the Board of Directors to issue up to ten million full and fractional shares of capital stock. When issued for payment as described in this Statement of Additional Information and in the Company's Prospectus dated as of the same date as this Statement of Additional Information, the Company's shares will be fully paid and non-assessable.

          Share certificates for shares will not be issued unless the shareholder specifically requests in writing. No separate charge is imposed on the shareholder for the issuance of share certificates. Unless so requested, the transfer agent will issue shares in non-certificate form and credit them to the shareholder's account. Following each dividend and after each other transaction, the transfer agent will mail a cumulative statement showing the total number of full and fractional shares owned and the transactions in the shareholder's account for the current year.

Taxes

          A tax is imposed upon the Company based upon its investment company taxable income and its net capital gains which in each case are not distributed to its shareholders. In general, the Company's investment company taxable income will be its taxable income (determined in the same manner as an ordinary corporation), adjusted by excluding net long term capital gains over short term capital losses and further adjusted by excluding any net operating losses and by including the dividends paid deduction. The Company's capital gains subject to tax are computed separately and are based upon the excess of its long term capital gains over its net short term capital losses. Currently the Company's tax loss carryovers exceed current capital gains and accordingly there was no capital gain dividend for any period ending during 1996. The Company intends to distribute "exempt-interest" dividends as described in the Company's prospectus and distribute at least 98% of its ordinary income for each calendar year, 98% of its capital gain net income, if any, computed on the basis of an October 31st fiscal year, and 100% of undistributed adjusted taxable income amounts from the previous year. Accordingly, it is unlikely that the Company will pay any income tax. However, should the Company retain any earnings, it will be taxed on its undistributed investment company taxable income and capital gains and may be subject to an excise tax. To the extent income is distributed (whether in cash or additional shares) it will be exempt, or taxable to the shareholders as ordinary, or capital gain income, in proportion to the Company's receipt of such income. Since the Company has earnings and profits generated in years before it was an investment company, distributions to shareholders over and above the Company's income for a period will be taxable to the shareholders to the extent of the prior earnings and profits and will not be treated immediately as a return of capital.

          The Company is a personal holding company as defined by Sec. 542 of the Code. Retained income will be taxed at the highest corporate tax rate. The Company requested and on August 5, 1986 received a private ruling from the Internal Revenue Service relating to investments in taxable securities. The ruling interpreted the Tax Reform Act of 1984 in such a way as to confirm the Company's ability to make investments in securities generating taxable income without having to first make an accumulated earnings and profits distribution.

          The Company has capital loss carryovers which may be used to offset gains in securities which would otherwise be recognized.

          Section 852 (b)(5) of the Code provides, in effect, that if, at the close of each quarter of its taxable year, at least 50% of the Company's total assets consists of tax free obligations, the income from such investments may be passed through to the shareholders, and for federal tax purposes, excluded by them from gross income reporting. By reason of this provision, the Company does not intend to invest 50% or more of its assets in securities generating taxable income.

          If and to the extent declared by the Board of Directors, net realized long-term capital gains will be distributed annually. See "Dividends." The Company will have no tax liability with respect to net realized long-term capital gains which are distributed although the distributions will be taxable to shareholders as long-term capital gains regard-less of a shareholder's holding period of shares of the Company. Such distributions will be designated as a capital gain dividend in a written notice mailed by the Company to the shareholders not later than sixty days after the close of the Company's taxable year.

          State and Local. Depending upon the extent of the Company's activities in states and localities in which it maintains offices, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Company may be subject to the tax laws of such states or localities.

          The foregoing discussion, as well as that contained in the Company's Prospectus, is only a summary of some of the important tax considerations generally affecting the Company and its shareholders. No attempt is made to present a detailed explanation of the federal income tax treatment of the Company or its shareholders and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential investors in the Company are urged to consult their tax Advisors with specific reference to their own tax situations.

Directors and Officers

          The directors and officers of the Company and their addresses and principal occupations during the past five years are as follows:

                                                     Principal Occupation
                              Position                   During Past
Name and Address           with Registrant               Five Years
--------------------------------------------------------------------------------
(1)John  H.  McCoy            Director,            Presently retired;
1010 Broadmoor Road           Chairman, and        former President
Bryn Mawr, PA 19010           President            of National Rolling
                                                   Mills, Inc., a steel
                                                   rolling plant, since
                                                   August 1979. Prior thereto,
                                                   he was President and Director
                                                   of National Rolling Mills Co.

----------
(1) John H. McCoy and George W. Connell are "interested" directors as defined in the Investment Company Act of 1940.

Joseph  V.  Somers           Director              Presently retired;
1518 Mt. Pleasant Rd.                              former President  of
Villanova, PA 19085                                Somers  Construction
                                                   Company and Vice
                                                   President of Indus-
                                                   trial Lift Truck Co.

Francis J. Rainer            Director              President,
1415 Kyneton Drive                                 Rainer & Company, a
Villanova, PA 19085                                Professional Corporation.
                                                   He is also Vice-
                                                   Chairman of the
                                                   Board of Delaware
                                                   Valley Savings Bank

Thomas F. Kilcullen, Jr.     Director,             Presently retired;
4 Carriage Way               Treasurer, and        former Vice Presi-
Berwyn, PA 19312             Secretary             dent, Treasurer
                                                   and Secretary of
                                                   National Rolling
                                                   Mills Inc. since
                                                   August 1979.  Prior
                                                   thereto, he was Vice
                                                   President and Treas-
                                                   urer of National
                                                   Rolling Mills Co.

(1)George W. Connell         Director              Chairman and Chief
#2 Radnor Corporate                                Executive Officer
Ctr., Suite 400                                    and sole shareholder
100 Matsonford Road                                of Rittenhouse Financial
Radnor, PA 19087                                   Service, the Company's
                                                   investment advisor;
                                                   President and director of
                                                   Rittenhouse Financial
                                                   Securities, a registered
                                                   brokerage dealer;
                                                   President, Director and
                                                   sole shareholder of
                                                   Rittenhouse Trust Company
                                                   a Commercial Bank and
                                                   Trust Co.

----------
(1) See note 1 on prior page.

          Since registering as an investment company under the Investment Company Act of 1940, the Company has not paid and does not expect to pay any remuneration to any of its officers. The company pays each director a fee of $250 for each meeting of the Board of Directors attended and reimburses the directors for their related out-of-pocket expenses.

Advisory Agreement

          Rittenhouse Financial Services, Inc. ("RFS"), a Delaware Corporation located at Two Radnor Corporate Center, 100 Matsonford Road, Radnor, Pa., 19087-4514, has been retained by the Company to act as investment advisor under an Advisory Agreement dated November 30, 1992, terminable at will, without penalty, at the discretion of the Board of Directors.

          Under the Advisory Agreement, Rittenhouse assumes no responsibilities to the Company except, as provided in the prospectus, to make recommendations to the Company's board respecting the purchases and sales of securities on a nondiscretionary basis and to adhere to the provisions of the Investment Advisors' Act of 1940 and other pertinent securities laws. For the services provided, the Company has agreed to pay RFS, on a quarterly basis, a fee at an annual flat rate of $10,000.

          The agreement provides that except for violations of securities laws, RFS shall not be liable for any action it takes for services rendered or not rendered or for any mistakes of judgment or otherwise.

          For each of the fiscal years ending August 31, 1994, and August 31, 1996, the Company paid RFS $10,000.

          Raymond J. Keefe, a certified public accountant with principal offices at 6 St. Albans Ave., Newtown Square, Pennsylvania 19073, provides certain administrative services to the Company. Mr. Keefe maintains the books and records of the Company, compiles its monthly and semi-annually financial statements, computes its net asset value and net income under the supervision of the advisor, prepares its federal and state income tax returns, and provides assistance in the preparation of its semi-annual and annual reports to the Securities and Exchange Commission. Mr. Keefe bears all expenses in connection with the performance of his services. For the services provided and expenses assumed, the Company pays Mr. Keefe on a quarterly basis an annual fee of $5,600.

          To the Company's knowledge as of the date of this

Statement of Additional Information, there were no expense limitations imposed by state securities regulations applicable to the Company.

Portfolio Transactions and Brokerage Commissions

          Purchases and sales of portfolio securities will normally (but not exclusively) be transacted with the issuer or with a primary market maker acting as principal on a net basis with no brokerage commissions being paid by the Company. Transactions placed through dealers serving as primary market makers reflect the spread between the bid and the asked prices. The Company will also purchase underwritten issues. However, when purchasing equity issues the directors have authorized the Advisor to execute transactions that may result in the Company paying some commissions. In the year ended August 31, 1996 the Company paid no commissions in respect to portfolio transactions.

          The policy of the Advisor will be to seek "best execution" when placing portfolio transactions for the Company. "Best execution" means prompt and reliable execution at a price the Advisor has reason to believe represents the lowest cost, including any commission in the case of a purchase, or the greatest proceeds reasonably available. Subject to and in accordance with the provisions of section 28(e) of the Securities Exchange Act of 1934, the Advisory Agreement authorizes the Advisor to place orders for the purchase and sale of the Company's securities with brokers or dealers who provide the Advisor with access to supplemental research and security and economic analysis even though such brokers and dealers execute such transactions at a higher net cost to the Company than may result if other firms were used. These various services may also be useful to the Advisor in connection with its services to their advisory clients. The extent and continuation of this policy is subject to the review of the Company's Board of Directors.

          The Company does not expect its annual portfolio turnover rate to exceed 100%, but the rate of turnover will not be a limiting factor (as in fiscal 1991) when the Company deems it desirable to sell or purchase securities. The Company's portfolio turnover rates during the fiscal years ended August 31, 1996 and August 31, 1995 were 6.24% and 22.73% respectively.

Principal Shareholders of the Company

          As of October 21, 1996 John H. McCoy owned beneficially and of record 2,817,680 of the Company's outstanding voting securities and controlled the Company. His control is sufficient to appoint all members of the board of directors and carry out the business of the Company without the affirmative vote of any other shareholder or group of shareholders. The Company's principal shareholders are as follows:

                                             Percentage of
          Name and address                     Ownership
          ------------------------------------------------
          John H. McCoy                           66%
          1010 Broadmoor Road
          Bryn Mawr, Pa 19010

          Francis J. Rainer                       5.6%
          1415 Kyneton Drive
          Villanova, PA 19085

          Joseph V. Somers                        5.5%
          1518 Mt. Pleasant Road
          Villanova, PA 19085

          Samuel R. Gilbert, Jr.                  4.7%
          3 Turtle Lane, The Landings
          Savannah, GA 31411

          Thomas F. Kilcullen, Jr.                4.7%
          4 Carriage Way
          Berwyn, PA 19312

          The percent owned is based on the number of outstanding shares of common stock at October 21, 1996. All such shares are owned of record and beneficially. All officers and directors of the Company, as a group owned as of October 21, 1996, 3,642,534 of the Company's common stock or 85% of its outstanding voting securities.

Custodian and Transfer Agent

          Investors Trust Company, ("ITC") serves as the Company's Custodian and Transfer Agent. As Custodian, ITC holds the Company's assets subject to the instructions of the Company's officers.

Auditors

          Beard & Company, Inc., independent auditors, with offices at One Park Plaza, P.O. Box 311, Reading, Pennsylvania 19603 serves as the Company's auditors. The financial statements of NRM Investment Company appearing in the 1996 annual report to shareholders for the year ended August 31, 1996, have been audited by

Beard & Company, Inc., independent auditors, as set forth in their report thereon included therein, and are incorporated by reference into this Statement of Additional Information.

          Ernst and Young LLP independent auditors, with offices at Wyomissing Professional Center, 875 Berkshire Boulevard, P.O. Box 7045, Reading, Pennsylvania 19610-6045 served as the Company's auditors. The financial statements of NRM Investment Company appearing in the 1996 annual report to Shareholders for the year ended August 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and are incorporated by reference into this Statement of Additional Information.

Counsel

          Messrs. Henderson, Wetherill, O'Hey & Horsey, Suite 902, One Montgomery Plaza, P.O. Box 751, Norristown, PA 19404, counsel to the Company, have passed upon the legality of the shares offered hereby.

                             NRM INVESTMENT COMPANY

                                FINANCIAL REPORT

                                 AUGUST 31, 1996

                                 C O N T E N T S

                                                                           Page

INDEPENDENT AUDITOR'S REPORT
     ON THE FINANCIAL STATEMENTS                                              1

FINANCIAL STATEMENTS

     Statement of assets and liabilities                                      2
     Schedule of investments                                                3-6
     Statement of operations                                                  7
     Statements of changes in net assets                                      8
     Financial highlights                                              9 and 10
     Notes to financial statements                                        11-14

                                                            Beard & Company Inc.
                                                    CERTIFIED PUBLIC ACCOUNTANTS


                          INDEPENDENT AUDITOR'S REPORT


Shareholders and Board of Directors
NRM Investment Company
Rosemont, Pennsylvania

     We have audited the accompanying statement of assets and liabilities of NRM Investment Company, including the schedule of investments, as of August 31, 1996, and the related statement of operations, statement of changes in net assets and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended August 31, 1995 and the financial highlights for each of the years ended August 31, 1987 through August 31, 1995 were audited by other auditors whose report, dated September 29, 1995, expressed an unqualified opinion on those statements and financial highlights.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of NRM Investment Company at August 31, 1996, the results of its operations, changes in its net assets and the financial highlights for the year then ended, in conformity with generally accepted accounting principles.


                                                           BEARD & COMPANY, INC.


Reading, Pennsylvania
October 2, 1996

To the Board of Directors and Shareholders of NRM Investment Company

In our opinion, the accompanying statement of changes in net assets and the financial highlights present fairly, in all material respects, the changes in net assets of NRM Investment Company (the "Fund") for the year ended
August 31, 1995, and the financial highlights for each of the nine years in the period ended August 31, 1995, in conformity with generally accepted accounting principles. This financial statement and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Ernst & Young LLP
Reading, Pennsylvania
September 29, 1995


                                      1-A

NRM INVESTMENT COMPANY
STATEMENT OF ASSETS AND LIABILITIES

--------------------------------------------------------------------------------
August 31, 1996
--------------------------------------------------------------------------------

     ASSETS

Investments at value (cost $16,471,153)                              $16,979,368
Interest receivable                                                      244,759
Prepaid expense                                                            1,708
                                                                     -----------

     Total assets                                                     17,225,835
                                                                     -----------

     LIABILITIES

Dividends payable                                                        248,453
Accrued expenses and other liabilities                                   130,217
                                                                     -----------

     Total liabilities                                                   378,670
                                                                     -----------

Net assets, applicable to 4,283,671 outstanding shares,
     equivalent to $3.93 a share                                     $16,847,165
                                                                     ===========


See Notes to Financial Statements

NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS

--------------------------------------------------------------------------------
August 31, 1996
--------------------------------------------------------------------------------

                                                          Principal
Municipal Bonds - 98%                                       Amount       Value
----------------------------------------------------    ------------------------

General Obligation Bonds - 13%:
   Rhode Island Public Buildings Authority,
     8.20%, due 2/1/08, callable 2/1/98 at 102.0         $  450,000   $  483,044
   Leominster, Massachusetts, 6.25%, due 4/1/08             300,000      316,116
   Upper Dublin Pennsylvania School District,
     5.50%, due 11/15/08                                    200,000      200,726
   Lowell, Massachusetts, 5.50%, due 1/15/10                300,000      296,349
   New York City, New York, 6.25%, due 8/1/10               200,000      199,436
   Port Houston, Texas, Harris County Port
     Improvement, 5.70%, due 10/1/12                        280,000      274,501
   Nevada State Colorado River Commission,
     Ltd Tax, 6.50%, due 10/1/12                            400,000      424,580
                                                                      ----------

       Total General Obligation Bonds                                  2,194,752
                                                                      ----------

Housing Finance Agency Bonds - 49%:
   New Mexico Mortgage Finance Authority,
     Single-Family Mortgage Rev., 7.90%,
     due 7/1/00                                              90,000       93,382
   Pennsylvania Housing Finance Agency,
     Single-Family Mortgage, 5.60%, due 4/1/05              200,000      201,154
   Pennsylvania Housing Finance Agency,
     Single-Family Mortgage, 5.80%, due 4/1/07              100,000      100,837
   Rock Island, Illinois Residential Mortgage
     Revenue Refunding, 7.70%, due 9/1/08,
     callable 9/1/02 at 102                                 180,000      191,090
   Pasadena California Community Development,
     Multi-family Housing, 5.875%, due 12/1/02              100,000      101,556
   Ford County Kansas Single-Family Mortgage
     Revenue Refunding Bonds, 7.90%, due 8/1/10,
     callable 8/1/02 at 103, 8/1/05 at 100                  285,000      305,509
   Fort Worth Texas Housing Finance Corporation,
     Home Mortgage Revenue Refunding Series 1991,
     8.50%, due 10/1/11, callable 10/1/01 at 103            430,000      463,084
   Odessa, Texas Housing Finance Corporation, Home
     Mortgage Revenue Refunding, 8.45%, due 11/1/11,
     callable 11/1/05 at 103                                360,966      387,017

NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)

--------------------------------------------------------------------------------
August 31, 1996
--------------------------------------------------------------------------------

                                                          Principal
Municipal Bonds (Continued)                                 Amount       Value
-----------------------------------------------------    -----------------------

Housing Finance Agency Bonds (Continued):
   Montana State Housing, Single-Family Mortgage,
     7.65%, due 10/1/10, callable 10/1/00 at 102         $   80,000   $   84,099
   City of Hobbs, New Mexico, Single-Family Mortgage
     Refunding Revenue Bonds, 8.75%, due 7/1/11,
     callable 7/1/02 at 102, 7/1/05 at 100                  105,000      112,818
   Cameron County, Texas Housing Finance
     Corporation, Single-Family Mortgage Revenue
     Refunding, 6.20%, due 3/1/13,
     callable 9/1/05 at 100                                 495,000      503,182
   Idaho Housing Agency, Single-Family Mortgage,
     6.15%, due 7/1/12                                      300,000      299,367
   Labette and Cowley Counties Kansas Single-Family
     Mortgage Refunding Bonds, 9.50%, due 4/1/13,
     callable 10/1/01 at 103                                 45,000       47,577
   Vicksburg Mississippi Lease Housing Corp., 5.80%,
     due 8/15/13                                            125,000      123,536
   California Housing Finance Agency, Home Mortgage,
     10.25%, due 2/1/14, callable 2/1/92 at 102              60,000       60,098
   New Hampshire Housing Finance Agency, Single-Family
     Mortgage Revenue, 6.50%, due 7/1/14,
     callable 7/1/07                                        100,000      102,015
   Arkansas Development Finance Authority,
     7.70%, due 12/1/14                                     305,000      314,513
   Massachusetts State Housing Finance Agency, Rental
     Housing, 6.35%, due 7/1/15, callable 7/1/07            220,000      223,942
   Nevada Housing Division, Single-Family Mortgage,
     7.35%, due 10/1/15                                     260,000      268,858
   Louisiana Public Facilities Authority, Multi-Family
     Housing, 7.75%, due 11/1/16, callable 11/1/01
     at 102                                                 500,000      533,505
   Utah State Housing Finance Agency, Single-Family
     Mortgage, 6.30%, due 1/1/18                            270,000      274,636
   Troy, New York Housing Development Corp.,
     Multi-Family Housing, 8.10%, due 2/1/22, callable
     12/1/02 at 100                                       1,375,000    1,463,151
   Quaker Hill Housing Corporation, Multi-Family,
     7.55%, due 2/1/22                                      600,000      635,604
   Rhode Island Housing and Finance, 8.25%,
     due 10/1/22                                            110,000      114,456
   St. Alphios Housing Corporation, Multi-Family,
     8.20%, due 2/1/24                                    1,155,000    1,262,935
                                                                      ----------

              Total Housing Finance Agency Bonds                       8,267,921
                                                                      ----------

NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)

--------------------------------------------------------------------------------
August 31, 1996
--------------------------------------------------------------------------------

                                                          Principal
Municipal Bonds (Continued)                                 Amount       Value
-----------------------------------------------------    -----------------------

Hospital Revenue Bonds - 8%:
   Dauphin County, Pennsylvania Hospital Authority,
     HAPSCO Group, William Penn Hospital Project,
     5.50%, due 7/1/07                                   $  300,000   $  303,111
   Falls Township Pennsylvania Hospital Authority,
     Delaware Valley Medical Center, 6.90%,
     due 8/1/11, callable 8/1/02 at 102                     400,000      416,780
   Rhode Island State Health and Educational Building
     Corp., New England Tech, 5.90%, due 3/1/10             100,000      101,485
   Rochester, Minnesota, Health Care Facilities
     Revenue (Mayo Foundation/Mayo Medical Center),
     6.25%, due 11/15/12                                    500,000      539,595
                                                                      ----------

              Total Hospital Revenue Bonds                             1,360,971
                                                                      ----------

Other Revenue Bonds - 28%:
   Dallas-Fort Worth Regional Airport, 4.20%,
     due 11/1/99, callable 11/1/96 at 100                   200,000      197,770
   Washington State Public Power Supply Nuclear
     Project #1, 5.60%, due 7/1/05                          200,000      199,570
   Metro Nashville Airport Authority, 5.50%,
     due 7/1/06                                             100,000      101,133
   Lee County, Florida Certificates of Participation,
     4.70%, due 10/1/06                                     100,000       95,701
   Fitzgerald, Michigan School District, 5.00%,
     due 5/1/08, callable 5/1/06 at 100                     200,000      193,126
   Grand Rapids, Michigan Downtown Development
     Authority, 6.60%, due 6/1/08, callable
     6/1/06 at 100                                          365,000      399,186
   Michigan Higher Education Student Loan, 6.00%,
     due 9/1/08, callable 9/1/02 at 102                     250,000      250,470
   New York City Industrial Development Agency,
     Term One Group Association Project, 6.10%,
     due 1/1/09                                             535,000      530,832
   Shelby County, Indiana, Jail Building Corp.,
     First Mortgage, 6.50%, due 7/15/09, callable
     7/15/02 at 102                                         840,000      929,569
   Columbus, Georgia Airport Commission, 6.30%,
     due 1/1/10                                             400,000      420,996
   Alaska Industrial Development and Export
     Authority, 6.20%, due 4/1/10                           300,000      310,404

NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)

--------------------------------------------------------------------------------
August 31, 1996
--------------------------------------------------------------------------------

                                                          Principal
Municipal Bonds (Continued)                                 Amount       Value
-----------------------------------------------------    -----------------------

Other Revenue Bonds (Continued):
   New Jersey Economic Development Authority, Health
     Care Corp., 6.0%, due 7/1/11                      $   200,000   $   205,970
   New York State Letter of Credit, Government
     Assistance Corp., 5.375%, due 4/1/12                  300,000       290,331
   Mercer County, New Jersey Improvement Authority,
     Solid Waste Recovery, 6.70%, due 4/1/13,
     callable 4/1/02 at 102                                125,000       129,970
   Philadelphia, Pennsylvania Airport Revenue,
     6.0%, due 6/15/15                                     200,000       199,310
   Port Authority-New York and New Jersey, 6.40%,
     due 7/15/15                                           335,000       334,009
   Pennsylvania Higher Education Assistance Agency,
     Student Loan, 6.05%, due 1/1/19                        70,000        69,570
                                                                     -----------

       Total Other Revenue Bonds                                       4,857,917
                                                                     -----------

       Total Municipal Bonds (Cost $16,173,346)                       16,681,561
                                                                     -----------

Short-Term Investments - at cost approximating
   value - 2%, Federated Pennsylvania Municipal Cash
   Fund #8                                                 297,807       297,807
                                                                     -----------

       Total Investments - 100% (Cost $16,471,153)                   $16,979,368
                                                                     ===========


See Notes to Financial Statements.

NRM INVESTMENT COMPANY
STATEMENT OF OPERATIONS

--------------------------------------------------------------------------------
Year Ended August 31, 1996
--------------------------------------------------------------------------------

Investment income, interest                                         $ 1,073,020
                                                                    -----------

Expenses:
     Investment advisory fees                                            10,000
     Custodian fees                                                       9,900
     Transfer and dividend disbursing agent fees                          2,950
     Legal and professional fees                                         28,700
     Director's fees                                                      4,750
     Insurance                                                            2,100
     Capital stock tax                                                    3,600
     Provision for environmental claims                                 111,000
     Miscellaneous                                                        2,200
                                                                    -----------

                                                                        175,200
                                                                    -----------

             Net investment income                                      897,820
                                                                    -----------

Realized and unrealized gain (loss) on investments:
     Net realized gain from investment transactions                       2,347
     Net unrealized depreciation of investments                         (19,611)
                                                                    -----------

             Net loss on investments                                    (17,264)
                                                                    -----------

             Net increase in net assets resulting from operations   $   880,556
                                                                    ===========


See Notes to Financial Statements

NRM INVESTMENT COMPANY
STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------
Years Ended August 31,                                  1996            1995
--------------------------------------------------------------------------------

Operations:
   Net investment income                           $    897,820    $  1,012,956
   Net realized gain (loss) from investment
       transactions                                       2,347        (101,880)
   Net unrealized appreciation (depreciation) of
       investments                                      (19,611)        345,218
                                                   -----------------------------

         Net increase in net assets resulting
             from operations                            880,556       1,256,294

Distributions to shareholders, dividends from
   net investment income                             (1,015,246)     (1,019,507)

Capital share transactions, net increase from
   capital share transactions                                64              74
                                                   -----------------------------

         Total increase (decrease) in net assets       (134,626)        236,861

Net assets:
    Beginning of year                                16,981,791      16,744,930
                                                   -----------------------------

    End of year                                    $ 16,847,165    $ 16,981,791
                                                   =============================


See Notes to Financial Statements

NRM INVESTMENT COMPANY
FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------
Years Ended August 31,                          1996           1995           1994            1993           1992
------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA (for a share outstanding
     throughout the indicated year)

Net asset value, beginning of year          $     3.964     $     3.909     $     4.022     $     3.540     $     3.488

Net investment income                              .210            .237            .229            .453            .265

Net realized and unrealized gain (loss)
     on investments                               (.004)           .056           (.115)           .137            .055
                                            ----------------------------------------------------------------------------

Total from investment operations                   .206            .293            .114            .590            .320

Less distributions:
     Dividends from net investment income         (.237)          (.238)          (.227)          (.108)          (.265)
     Distribution in excess of net
         investment income                         --              --              --              --             (.003)
                                            ----------------------------------------------------------------------------

Total distributions                               (.237)          (.238)          (.227)          (.108)          (.268)
                                            ----------------------------------------------------------------------------

Net asset value, end of year                $     3.933     $     3.964     $     3.909     $     4.022     $     3.540
                                            ============================================================================

TOTAL RETURN                                       5.11%           7.52%           2.79%          16.69%           9.08%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)      $    16,847     $    16,982     $    16,745     $    17,636     $    15,260

Ratio of expenses to average net assets            1.02%            .37%            .49%          (5.03)%           .81%

Ratio of net investment income to average
     net assets                                    5.24%           6.08%           5.77%          11.93%           7.25%

Portfolio turnover rate                            6.24%          22.73%          13.56%          40.06%          64.84%

------------------------------------------------------------------------------------------------------------------------
Years Ended August 31,                             1991           1990            1989           1988             1987
------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (for a share outstanding
     throughout the indicated year)

Net asset value, beginning of year          $     3.635     $     3.835     $     3.767     $     3.949     $     4.012

Net investment income                              .059            .157            .278            .284            .327

Net realized and unrealized gain (loss)
     on investments                                .051           (.065)           .084           (.138)          (.070)
                                            ----------------------------------------------------------------------------

Total from investment operations                   .110            .092            .362            .146            .257

Less distributions:
     Dividends from net investment income         (.059)          (.157)          (.278)          (.298)          (.320)
     Distribution in excess of net
         investment income                        (.198)          (.135)          (.016)          (.030)           --
                                            ----------------------------------------------------------------------------

Total distributions                               (.257)          (.292)          (.294)          (.328)          (.320)
                                            ----------------------------------------------------------------------------

Net asset value, end of year                $     3.488     $     3.635     $     3.835     $     3.767     $     3.949
                                            ============================================================================

TOTAL RETURN                                       3.00%           2.69%          10.29%           3.57%           6.70%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)      $    15,659     $    16,268     $    17,094     $    16,723     $    17,461

Ratio of expenses to average net assets            6.04%           3.90%            .52%            .26%            .28%

Ratio of net investment income to average
     net assets                                    1.54%           4.07%           7.28%           7.41%           8.16%

Portfolio turnover rate                          101.88%          46.10%          18.81%          37.78%          11.09%


See Notes to Financial Statements.


                                   - 9 & 10 -

NRM INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS


1
--------------------------------------------------------------------------------
NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of business:

          NRM Investment Company (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

     Valuation of investments:

          Investments in securities (other than debt securities maturing in 60 days or less) traded in the over-the-counter market, and listed securities for which no sale was reported on the last business day of the year, are valued based on prices furnished by a pricing service. This service determines the valuations using a matrix pricing system based on common bond features such as coupon rate, quality and expected maturity dates. Securities for which market quotations are not readily available are valued by the Investment Advisor under the supervision and responsibility of the Fund's Board of Directors. Investments in securities that are traded on a national securities exchange are valued at the closing prices. Short-term investments are valued at amortized cost, which approximates value.

     Investment transactions and related investment income:

          Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses from investment transactions are reported on the basis of identified cost for both financial and federal income tax purposes. Interest income is recorded on the accrual basis for both financial and income tax reporting. In computing investment income, the Fund amortizes premiums over the life of the security, unless said premium is in excess of any call price, in which case the excess is amortized to the earliest call date. Discounts are accreted over the life of the security.

     Transactions with shareholders:

          Fund shares are sold and redeemed at the net asset value. Transactions of these shares are recorded on the trade date. Dividends and distributions are recorded by the Fund on the ex-dividend date.

     Federal income taxes:

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute substantially all of its net investment income and realized net gain from investment transactions to its shareholders and, accordingly, no provision has been made for federal income taxes.

NRM INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS


1
--------------------------------------------------------------------------------
NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

     Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2
--------------------------------------------------------------------------------
INVESTMENT ADVISOR AND MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

          The Fund has an investment advisory agreement which provides that the Fund will pay to the investment advisor, as compensation for services provided and expenses assumed, a fee at the annual flat rate of $10,000. The president of the investment advisor is on the Board of Directors of the Fund.

          Advisory fees for the year ended August 31, 1996 amounted to $10,000.


3
--------------------------------------------------------------------------------
DIVIDENDS PAYABLE

          On June 21, 1996, the Board of Directors declared a $.058 per share dividend to shareholders of record on August 24, 1996, payable August 31, 1996. The dividend was paid in September 1996.

NRM INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4
--------------------------------------------------------------------------------
COST, PURCHASES AND SALES OF INVESTMENT SECURITIES

          Cost of purchases and proceeds from sales and maturities of investment securities, other than short-term investments, aggregated $1,127,242 and $1,129,589 respectively, during the year ended August 31, 1996.

          At August 31, 1996, the cost of investment securities owned is the same for financial reporting and federal income tax purposes. Net unrealized appreciation of investment securities is $508,215 (aggregate gross unrealized appreciation of $551,983 less aggregate unrealized depreciation of $43,768).


5
--------------------------------------------------------------------------------
ENVIRONMENTAL LIABILITY

          The Fund has been identified as a potentially responsible party ("PRP") by the Environmental Protection Agency ("EPA") in remedial activities related to an environmental matter.

          At August 31, 1996, the Fund had accrued $111,000 for remediation costs, which represents its share of a settlement offer made to the EPA. The measurement of the accrual is subject to uncertainties, including the difficulty in estimating the extent and remedy of environmental contamination. However, the Fund believes that based on information presently available, the Fund's liability beyond the amount accrued would not be significant.

          The Fund is exposed to liability in another environmental matter, however, the Fund's legal counsel, based upon existing facts, has represented that the Fund's exposure is minimal. Accordingly, no amounts have been accrued for potential claims related to this matter.

NRM INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6
--------------------------------------------------------------------------------
TRANSACTIONS IN CAPITAL STOCK AND COMPONENTS OF NET ASSETS

     Transactions in fund shares were as follows:

                                                 Years Ended August 31,
                                                1996                1995
                                          --------------------------------------
                                          Shares     Amount    Shares     Amount
                                          --------------------------------------

     Issued to shareholders
       in reinvestment of
       dividends from net
       investment income                   20        $ 77          19       $ 74
     Redemptions                           (3)        (13)       --          --
                                          --------------------------------------

     Net increase                          17        $ 64          19       $ 74
                                          ======================================

The components of net assets at August 31, 1996 are as follows:

     Capital shares - par value $ .01 per share,
       4,283,671 shares issued and outstanding
       (10,000,000 full and fractional shares
       authorized); and capital paid-in                            $ 17,769,202
     Accumulated net realized loss on investment
       transactions                                                  (1,325,994)
     Unrealized appreciation of investments                             508,215
     Overdistributed net investment income                             (104,258)
                                                                   ------------

              Net assets                                           $ 16,847,165
                                                                   ============

                                     PART C

                                OTHER INFORMATION

ITEM 24. Financial Statements and Exhibits:

     (a)  Financial Statements:

          Part A:

          Financial Highlights - ten years
            ended August 31, 1996

          Part B:

          Report of Independent Auditors
          Statement of Assets and Liabilities at August 31,
            1996.
          Statement of Operations for the year ended August 31, 1996. Statements of Changes in Net Assets for each of the two years in the period ended August 31, 1995 and August 31, 1996.
          Schedule of Investments at August 31, 1996.
          Financial Highlights
          Notes to Financial Statements

          All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

     (b)  Exhibits:

          (1) (a) Articles of Incorporation are incorporated by reference to Exhibit 1 of Registrant's Registration Statement on Form N-1, filed November 29, 1979.

               (b) Amendment to Articles of Incorporation incorporated by reference to Exhibit 1(b) of Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980.

               (c) Amendment to Articles of Incorporation incorporated by reference to Exhibit 1(c) of Amendment No. 3 to Registrant's Registration Statement on Form N-1, filed December 29, 1981.

          (2) (a) By-Laws are incorporated by reference to Exhibit 2 of Registrant's Registration Statement on form N-1, filed November 29, 1979.

               (b) Amendment to By-Laws incorporated by reference to Exhibit 2(b) of Amendment No. 3 to Registrant's Registration Statement on form N-1, filed December 29, 1981.

               (c) Amendment to By-Laws incorporated by reference to Exhibit 2(c) of Amendment No. 4 to Registration Statement on Form N-1, filed December 29, 1982.

               (d) Amendment to By-Laws of December 11, 1990 incorporated by reference to Exhibit 2(d) of Amendment #14 filed January 30, 1991.

          (3)  None.

          (4) Specimen certificate for share of common stock of Registrant is incorporated by reference to Exhibit 4 to Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980.

          (5) Investment Advisory Agreement dated November 30, 1992 is incorporated by reference to Exhibit 5 to amendment No. 17 to Registrant's Registration statement on form N-1A filed March 18, 1993.

          (6)  Not applicable

          (7)  None.

          (8) (a) Custodian Agreement, dated September 8, 1986, is incorporated by reference to Exhibit 8 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

               (b) Amendment to custodian agreement dated November , 1994 incorporated by reference to exhibit 8(b) to Registrant's Registration Statement an NIA effective December 30, 1994.

          (9) (a) Administration Agreement dated September 8, 1986, is incorporated by reference to Exhibit 9 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

               (b) Amendment to Administration Agreement dated March, 1993, is incorporated by reference to Exhibit 9 to Amendment No. 17 to Registrant's Registration Statement on N-1A effective May 17, 1993.

               (c) Second amendment to administration or agreement dated November, 1994 incorporated by reference to exhibit 9(c) to Registrant's Registration Statement on N-1A effective December 30, 1994.

          (10) Opinion and Consent of Counsel filed October 30, 1995 pursuant to Rule 24f-2 as part of Registrant's rule 24f-2 Notice, incorporated by reference.

          (11) (a)  Consent of Henderson, Wetherill, O'Hey & Horsey.

               (b)  Consent of Beard & Company, Inc.

               (c)  Consent of Ernst & Young, LLP

          (12) None.

          (13) None.

          (14) None.

          (15) None.

          (16) None.

Item 25. Persons controlled by or Under Common Control with
         Registrant.  ______________________________________

         Inapplicable.

Item 26. Number of Holders of Securities

                                Number of Record Holders
         Title of Class         as of October 21, 1996
         --------------         -----------------------
         Common Stock                      117

Item 27. Indemnification.

              The response to Item 4 to Part II of the Company's Registration Statement on Form N-1, filed November 23, 1979, is incorporated herein by reference.

Item 28. Business and Other Connections of Investment advisor

              The business of Rittenhouse Financial Services, Inc., is summarized under "Advisory Agreement" in the Prospectus constituting
         Part I of this Registration Statement, which summary is incorporated herein by reference.

              The business or other connections of each director and officer of Rittenhouse Financial Services, Inc. is currently listed in the investment advisor registration on Form ADV for Rittenhouse Financial Services, Inc. (File No. 801-18394) and is hereby incorporated herein by reference thereto.

Item 29. Principal Underwriters

         Not applicable.

Item 30. Location of Accounts and Records

              Books and other documents required to be maintained by section 31(a) of the 1940 Act and the Rules (17 CFR 270.31a-1 to 31a-3) promulgated thereunder, are maintained by Raymond J. Keefe, 6 St. Albans Avenue, Newtown Square, Pennsylvania 19073 except records relating to the custody of the Company's assets and the shareholder records which are maintained by Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610 and Registrant's articles of incorporation, By-Laws and Minute Books which are maintained by its Secretary, at the Company's principal executive offices, Conestoga

         Road, Rosemont, Pennsylvania, 19010.

Item 31. Management Services

         None.

Item 32. Undertakings.

         Not applicable.

                             NRM INVESTMENT COMPANY

                                Power of Attorney

     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 8, 1996.


                                           /s/Francis J. Rainer
                                           ----------------------
                                           Francis J. Rainer

                             NRM INVESTMENT COMPANY

                                Power of Attorney

     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 8, 1996.


                                          /s/Joseph V. Somers
                                          ------------------------
                                          Joseph V. Somers

                             NRM INVESTMENT COMPANY

                                Power of Attorney

     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 8, 1996.



                                          /s/ George W. Connell
                                          ------------------------
                                          George W. Connell

                                   Signatures

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosemont, Pennsylvania on October 30, 1996.


                                       NRM INVESTMENT COMPANY



                                       By:/s/John H. McCoy
                                          ------------------------
                                          John H. McCoy
                                          President


          Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature                      Title                    Date

                                President (Chief
     /s/John H. McCoy           Executive Officer)             10/30/96
     ------------------------
     John H. McCoy

     /s/Thomas F. Kilcullen     Treasurer (Chief
     ------------------------   Financial and
     Thomas F. Kilcullen        Accounting Officer)
                                and Secretary                  10/30/96



          The Post-Effective Amendment No. 21 has also been signed by John H. McCoy, Attorney-In-Fact, on behalf of the following directors on the Date indicated:

                                JOSEPH V. SOMERS
                                FRANCIS J. RAINER
                                GEORGE W. CONNELL

/s/John H. McCoy                                              10/30/96
------------------------
John H. McCoy

                          EXHIBIT INDEX

(1)  (a)  Articles of Incorporation are incorporated by reference to Exhibit
          A of Registrant's Registration Statement on Form N-1, filed November 29, 1979

     (b)  Amendment to Articles of Incorporation incorporated by reference to
          Exhibit 1(b) of Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980

     (c)  Amendment to Articles of Incorporation incorporated by reference to
          Exhibit 1(c) of Amendment No. 3 to Registrant's Registration Statement on Form N-1, filed December 29, 1981

(2) (a) By-Laws are incorporated by reference to Exhibit 2 of Registrant's Registration Statement on Form N-1, filed November 29, 1979

     (b) Amendment to By-Laws incorporated by reference to Exhibit 2(b) of Amendment No. 3 to Registrant's Registration Statement on Form N-1, filed December 29, 1981

     (c) Amendment to By-Laws incorporated by reference to Exhibit 2(c) of Amendment No. 4 to Registration Statement on Form N-1, filed December 29, 1983

     (d)  Amendment to By-Laws of December 11, 1990 incorporated by reference to
          Exhibit 2(d) of Amendment No. 14 filed January 30, 1991.

(3)  None

(4) Specimen certificate for share of common stock of Registrant is incorporated by reference to Exhibit 4 to Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980.

(5) Investment Advisory Agreement dated November 30, 1992 is incorporated by reference to Exhibit 5 of Amendment No. 17 filed March 18, 1993.

(6)  Not applicable

(7)  None

(8) (a) Custodian Agreement, dated September 8, 1986, is incorporated by reference to Exhibit 8 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

     (b) Amendment to Custodian Agreement, dated November __, 1994 is incorporated by reference to Exhibit 8(b) to Amendment No. 19 to Registrant's Registration Statement effective December 30, 1994.

(9) (a) Administration Agency Agreement, dated September 8, 1986, is incorporated by reference to Exhibit 9 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

     (b) Amendment to Administration Agreement, dated March __, 1993 is incorporated by reference to Exhibit 9b to Amendment No. 17 Registrant's Registration Statement on N-1A filed March 18, 1993.

     (c) Amendment to Administration Agreement, dated November __, 1994 is incorporated by reference to Exhibit 9(c) to Amendment No. 19 to Registrant's Registration Statement effective December 30, 1994.

(10) Opinion of Counsel, pursuant to Registrant's Rule 24f-2 Notice is incorporated by reference.

(11) (a)  Consent of Henderson, Wetherill, O'Hey & Horsey.

     (b)  Consent of Beard & Company.

     (c)  Consent of Ernst & Young, LLP

(12) None

(13) None

(14) None

(15) None

(16) None